February 7, 2025
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
David Gessert
Sandra Hunter Berkheimer
Michelle Miller
Office of Crypto Assets

RE:    Robinhood Markets, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40691

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company”, “we,” or “our”) hereby submits via EDGAR the Company’s responses to comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated February 5, 2025, in relation to the above-referenced filings and the Company’s prior response letters dated October 19, 2023, March 1, 2024, June 17, 2024, August 22, 2024, and September 13, 2024.

We have set forth below your comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1.Please confirm your understanding in writing that:
•Our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.
•Completing our review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

Response:

The Company acknowledges the Staff’s comment and confirms our understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with our disclosure or responses, or, with respect to our business operations, any conclusions we have made, positions we have taken, or practices we have engaged in or may engage in. The Company also confirms our understanding that the Staff’s completing its review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company, or the Company’s practices.

If you require additional information, please contact me at lucas.moskowitz@robinhood.com or (202) 834-4695.

Sincerely,

/s/ Lucas Moskowitz

Lucas Moskowitz
General Counsel and Corporate Secretary

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